

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561.

March 24, 2010

Harinder Dhillon
Chief Executive Officer
Warp 9, Inc.
50 Castilian Dr. Suite 101
Santa Barbara, California 93117

   Re: Warp 9, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed September 30, 2009
     Form 10-Q for the Quarterly Period Ended September 30, 2009
     Filed November 16, 2009
     File No. 000-13215

Dear Mr. Dhillon:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,
        /s/ Andrew Mew
        Andrew Mew
        Accounting Branch Chief